================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                          PURSUANT TO SECTION 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                   ------------------------------------------

                              10400 FERNWOOD ROAD
                           BETHESDA, MARYLAND  20817

                                 (301) 380-2070


           DELAWARE                                   52-1646207
           --------                                   ----------
   (STATE OF ORGANIZATION)                         (I.R.S. EMPLOYER
                                                IDENTIFICATION NUMBER)

                              10400 FERNWOOD ROAD
                           BETHESDA, MARYLAND  20817
                           -------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (301) 380-9000
                                 --------------
               (REGISTRANTS TELEPHONE NUMBER INCLUDING AREA CODE)


    Securities to be registered pursuant to Section 12(b) of the Act:  None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         LIMITED PARTNERSHIP INTERESTS
                         -----------------------------
                                (TITLE OF CLASS)

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

                               Table of Contents
                               -----------------

                                                                            Page No.
                                                                            --------

ITEM 1.     Business......................................................         2

ITEM 2.     Financial Information.........................................         6

ITEM 3.     Properties....................................................         9

ITEM 4.     Security Ownership of Certain Beneficial Owners and Management        14

ITEM 5.     Directors and Executive Officers..............................        14

ITEM 6.     Executive Compensation........................................        15

ITEM 7.     Certain Relationships and Related Transactions................        15

ITEM 8.     Legal Proceedings.............................................        16

ITEM 9.     Market for and Distributions on Limited Partnership Units and
            Related Security Holder Matters...............................        16

ITEM 10.    Recent Sales of Unregistered Securities.......................        17

ITEM 11.    Description of Registrant's Securities........................        17

ITEM 12.    Indemnification of Directors and Officers.....................        21

ITEM 13.    Financial Statements and Supplementary Data...................        23

ITEM 14.    Changes in and Disagreements with Accountants on Accounting
            and Financial Disclosure......................................        41

ITEM 15.    Financial Statements, Supplementary Data and Exhibits.........        41

ITEM 1.   BUSINESS

DESCRIPTION OF THE PARTNERSHIP

Marriott Diversified American Hotels, L.P. (the "Partnership"), a Delaware limited partnership, was formed on October 4, 1989 to acquire, own and operate the following hotels (the "Hotels"): (i) the 395-room Fairview Park Marriott in Virginia; (ii) the 399-room Dayton Marriott in Ohio; (iii) the 224-room Marriott at Research Triangle Park in North Carolina; (iv) the 226-room Detroit Marriott Southfield in Michigan; (v) the 224-room Detroit Marriott Livonia in Michigan; and (vi) the 224-room Fullerton Marriott in California. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

The Partnership is engaged solely in the business of owning and operating the Hotels and therefore is engaged in one industry segment. The principal offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

The Hotels are operated as part of the Marriott full-service Hotel system and are managed by Marriott Hotel Services, Inc. ("MHSI"), a wholly-owned subsidiary of Marriott International, Inc. ("MII") under a long-term management agreement. The Hotels have the right to use the Marriott name pursuant to the management agreement and, if this agreement is terminated, the Partnership will lose that right for all purposes (except as part of the Partnership's name). See Item 7 "Certain Relationships and Related Transactions".

The Hotels are among the premier properties in their markets and are geographically diverse which may balance the Partnership's exposure to local and regional economic risk, the Partnership also benefits from the Hotels' diversity of principal market segments served with an overall balance between the group, convention, business traveler and leisure traveler segments. The Partnership has no plans to acquire any new properties or sell any of the existing properties. See "Competition" and Item 3, Properties.

ORGANIZATION OF THE PARTNERSHIP

Partnership operations commenced on February 8, 1990 (the "Initial Closing Date"). Between November 14, 1989 and the Initial Closing Date, 381 limited partnership interests (the "Units") were sold pursuant to a private placement offering. Between the Initial Closing Date and April 23, 1990 (the "Final Closing Date"), the offering was completed with the sale of 33 additional Units. The offering price per Unit was $100,000; $15,000 payable at subscription with the balance due in three annual installments through June 20, 1992, or, alternatively, $88,396 in cash at closing as full payment of the subscription price. As of the Final Closing Date, 348.5 Units were purchased on the installment basis, and 65.5 Units were paid in full. The limited partners' obligation to make the installment payments is evidenced by promissory notes (the "Investor Notes") payable to the Partnership and secured by the Units. The General Partner contributed $418,182 in cash on the Initial Closing Date for its 1% general partnership interest.

On the Initial Closing Date, the Partnership executed a purchase agreement with Host Marriott and certain of its affiliates to acquire the Hotels and the Hotels' working capital and supplies for $157 million. Of the total purchase price, $131.4 million was paid in cash from the proceeds of mortgage financing and the initial installment on the sale of the Units with the remaining $25.6 million evidenced by a promissory note (the "Deferred Purchase Debt") payable to Host Marriott.

DEBT FINANCING

Mortgage Debt
-------------

On June 30, 1993, the General Partner completed a restructuring of the Partnership's first mortgage (the "Mortgage Debt"). Pursuant to the terms of the restructuring, the original Mortgage Debt of $128 million was divided into two notes, Note A with a principal balance of $85 million and Note B with a principal balance of $43 million, which mature on December 15, 1999. In addition, interest rate swap termination costs of $9.3 million relating to the original Mortgage Debt were established as Note C with a maturity date of December 15, 2010. The Partnership paid $12.3 million to the lender which was applied as follows: $7.6 million to the interest due through closing, $3.0 million to fund a new debt service reserve (the "Reserve"), $1.0 million as a loan extension fee, and $700,000 to principal. The 1992 purchase price adjustment made by Host Marriott to the

Partnership was applied toward the scheduled interest payment and to partially fund the Reserve. The remainder of the payment was funded by a $2.0 million loan from the General Partner and from the Partnership's operating cash. The loan from the General Partner bears interest at the prime lending rate plus 1% and matures on June 30, 2008.

Interest on Note A accrues at a floating rate, as elected by the Partnership, equal to one percentage point over either the one, two, three or six-month London Interbank Offered Rate ("LIBOR"). Principal amortization of $600,000 was required in 1993 escalating annually to $1 million in 1998. To the extent that operating profit is not sufficient to fund required Note A interest and principal, then necessary funds will be drawn from the Reserve. The weighted-average effective interest rate on Note A was 6.7% and 6.2% for 1997 and 1996, respectively. Interest on Note B accrues at LIBOR. To the extent that operating profit is not sufficient to fund Note B interest in any fiscal year, then Note B interest is limited to cash available after payment of Note A principal and interest. Unpaid Note B interest for any fiscal year is forgiven. The weighted-average effective interest rate on Note B was 5.7% and 5.5% for 1997 and 1996, respectively. In addition, to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership, and 50% to a mortgage escrow account (the "Mortgage Escrow"). The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is reserved in the Mortgage Escrow, 25% to Note A and 75% to Note B. Note C bears no interest and has no required principal amortization prior to its maturity.

The Mortgage Debt is secured by first mortgages on each of the Hotels, the Partnership's interest in the Fullerton Hotel ground lease, the land on which the remaining Hotels are located, the Partnership's interest in the Fairview Park Hotel parking garage lease, a security interest in all of the personal property associated with each Hotel, a security interest in the Partnership's rights under the management and purchase agreement and a security interest in the Partnership's deposit accounts.

Scheduled amortization and maturities of the Mortgage Debt at December 31, 1997 are (in thousands):

             1998..............  $  1,000
             1999..............   111,678
             2000..............         0
             2001..............         0
             2002..............         0
          Thereafter...........     9,336
                                 --------
                                 $122,014
                                 ========

As of December 31, 1993, Host Marriott's debt service guarantee on the original Mortgage Debt totaling $13 million was fully exhausted. Advances under the guarantee bear interest at the prime lending rate plus one-half percentage point. For 1997 and 1996, the weighted-average effective interest rate was 8.9% and 8.8%, respectively. These advances will be repaid from available cash flow after payments of ground rent, Mortgage Debt Service, Partnership administrative expenses in excess of Partnership interest income and retention by the Partnership of an amount equal to 10% of the partners' contributed capital, as defined. During 1997, no amounts were repaid to Host Marriott pursuant to the debt service guarantees. In addition, the General Partner has provided a foreclosure guarantee to the lender in the amount of $25 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure on the Hotels and only to the extent that the gross proceeds from the foreclosure sale were less than $25 million.

MATERIAL CONTRACTS

Management Agreement
--------------------

The Partnership entered into a hotel management agreement (the "Management Agreement") on the Initial Closing Date with MII to manage the Hotels for an initial 20-year term expiring December 31, 2009. During 1996, MII assigned all of its interest in the Management Agreement to MHSI. MHSI has the option to renew the Management Agreement on one or more of the Hotels for up to five successive 10-year terms (four successive 10-year terms for the Fullerton Hotel). MHSI earns a base management fee equal to 3% of gross sales.

In connection with the 1993 loan restructuring, the Management Agreement was modified. During the restructured loan term, no incentive management fees will be accrued by the Partnership or be considered earned by MHSI until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been paid to MHSI since the inception of the Partnership.

Pursuant to the Management Agreement, the Hotels are managed and operated as part of the Marriott full-service hotel system. The Marriott full-service hotel system consists of Hotels, resorts and suites operated under the Marriott name. At December 31, 1997, the Marriott full-service hotel system included 326 Marriott Hotels, Resorts and Suites located in 41 states, the District of Columbia and 33 foreign countries with a total of 124,571 guest rooms.

Most full-service hotels operated by MII contain from 300 to 500 rooms.
However, the 19 convention hotels (18,500 rooms) operated by MII are larger and contain up to 1,900 rooms. Marriott full-service hotel facilities typically include swimming pools, gift shops, convention and banquet facilities, a variety of restaurants and lounges and parking facilities. The 35 Marriott Resort hotels (15,000 rooms) have additional recreational facilities, such as tennis courts and golf courses. MII operates 10 full-service suite hotels (2,600 suites). Marriott Suites typically have about 250 suites, each consisting of a living room, bedroom and bathroom. These properties have only limited meeting space.

For additional information, see Item 7, Certain Relationship and Related Transactions.

Ground Leases
-------------

The Partnership leases the land on which the Fullerton Hotel is located. The initial term expires in 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 2% of gross room sales for each year, which increased to 4% in October 1995. Ground rent expense incurred for this lease for the years ended December 31, 1997, 1996 and 1995 was $199,000, $185,000 and $99,000, respectively. The Partnership also leases the land on which the Fairview Park Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

COMPETITION

The full-service segments of the lodging industry continue to benefit from a favorable cyclical imbalance in the supply/demand relationship in which room demand growth has exceeded supply growth, which has remained fairly limited. The lodging industry posted strong gains in revenues and profits in 1997 as demand growth continued to outpace additions to supply. The General Partner believes that full-service hotel room supply growth will remain limited through at least 1998. Accordingly, the General Partner believes this supply/demand imbalance will result in improved room rates which should result in improved REVPAR, or revenue per available room, and operating profit.

Following a period of significant overbuilding in the mid to late 1980s, the lodging industry experienced a severe downturn. Since 1991, new full-service hotel construction has been modest. Due to an increase in travel and an improving economy, hotel occupancy has grown steadily over the past several years, and room rates have improved. The General Partner believes that room demand for full-service properties will remain stable over the next few years.

The Hotels compete with other major lodging brands in the regions in which they operate. Competition in the regions is based primarily on the level of service, quality of accommodations, convenience of locations, and room rates of each hotel. The inclusion of the Hotels within the Marriott full-service hotel system provides advantages of name recognition, centralized reservations and advertising, system-wide marketing and promotion, centralized purchasing and training and support services. Additional competitive information is set forth in Item 3, "Properties" with respect to each Hotel.

CONFLICTS OF INTEREST

Because Host Marriott and its affiliates own and/or operate hotels other than those owned by the Partnership, potential conflicts of interest exist. With respect to these potential conflicts of interest, Host Marriott and its affiliates retain a free right to compete with the Partnership's Hotels, including the right to develop competing hotels now and in the future, in addition to those existing hotels which may compete directly or indirectly.

Under Delaware law, the General Partner has unlimited liability for obligations of the Partnership unless those obligations are, by contract, without recourse to the partners thereof. Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Hotel. No limited partner may take part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects, including acquiring an interest in other hotel properties or other Partnerships and selling or otherwise disposing of the Fairview Park Hotel or any other interest therein or more than two of the other Hotels or any interest therein or incurring debt of the Partnership except as set forth in the Partnership Agreement. For a discussion of limitations on the authority of the General Partner, see Item 11, "Description of Registrant's Securities -- Authority of the General Partner." Because certain actions taken by the General Partner or the Partnership could expose the General Partner or its parent, Host Marriott, to liability that is not shared by the limited partners (for example, tort liability or environmental liability), this control could lead to a conflict of interest. Under Delaware law, the General Partner has a fiduciary duty to the Partnership and is required to exercise good faith and loyalty in all its dealings with respect to Partnership affairs.

POLICIES WITH RESPECT TO CONFLICTS OF INTEREST

It is the policy of the General Partner that the Partnership's relationship with the General Partner or any affiliate, or persons employed by the General Partner are conducted on terms which are fair to the Partnership and which are commercially reasonable. Agreements and relationships involving the General Partner or its affiliate and the Partnership are on terms consistent with the terms on which the General Partner or its affiliates have dealt with unrelated partners.

The Partnership Agreement provides that agreements, contracts or arrangements between the Partnership and the General Partner, other than arrangements for rendering legal, tax, accounting, financial, engineering, and procurement services to the Partnership by the General Partner or its affiliates, which agreements will be on commercially reasonable terms, will be subject to the following conditions:

(a) the services, goods or materials must be reasonably necessary to the operation of the business of the Partnership;

(b) the General Partner or any affiliate must have the ability to render such services or to sell or lease such goods;

(c) any such agreement, contract or arrangement must be fair to the Partnership and reflect commercially reasonable terms and shall be embodied in a written contract which precisely describes the subject matter thereof and all compensation to be paid therefor;

(d) no rebates or give-ups may be received by the General Partner or any affiliate, nor may the General Partner or any affiliate participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of the Partnership Agreement;

(e) no such agreement, contract or arrangement as to which the limited partners had previously given approval may be amended in such manner as to increase the fees or other compensation payable to the General Partner or any affiliate or to decrease the responsibilities or duties of the General Partner or any affiliate in the absence of the limited partners holding a majority of the Units (excluding those Units held by the General Partner or certain of its affiliates).

EMPLOYEES

The Partnership has no employees; however, employees of the General Partner are available to perform administrative services for the Partnership. The Partnership reimburses the General Partner for the cost of providing such services. See Item 6, "Executive Compensation", for information regarding payments made to the General Partner for the cost of providing administrative services to the Partnership.

HOST MARRIOTT CORPORATION REAL ESTATE INVESTMENT TRUST

On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors has authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999.

As part of the REIT reorganization, Host Marriott has formed an operating partnership (the "Operating Partnership"). The Operating Partnership is proposing to acquire by merger (the "Mergers") eight limited partnerships that own full-service hotels in which Host Marriott or its subsidiaries are general partners, including the Partnership. As more fully described in the registration statement filed with the Securities and Exchange Commission on June 2, 1998, limited partners of those partnerships that participate in the Mergers will receive either units or, at their election, unsecured notes issued by the Operating Partnership in exchange for their partnership interests in the Partnerships.

Consummation of the REIT reorganization is subject to significant contingencies that are outside the control of Host Marriott, including final Board approval, consent of shareholders, partners, bondholders, lenders, and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT reorganization will be completed or that it will be effective as of January 1, 1999.


ITEM 2.   FINANCIAL INFORMATION

The following selected financial data presents historical operating information for the Partnership for the quarters ended March 27, 1998 and March 28, 1997 and for each of the five years ended December 31, 1997:

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                            Selected financial Data
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                   Quarter Ended
                                                     March 27,    March 28,                 Year Ended December 31
                                                       1998         1997       1997       1996        1995       1994       1993
                                                   -------------  ---------  --------  ----------  ----------  ---------  --------

Revenues.........................................     $  6,877    $  5,524   $ 26,699    $ 22,374    $ 19,715  $ 17,020   $ 15,148
                                                      ========    ========   ========    ========    ========  ========   ========

Net income (loss)................................     $  2,484    $    863   $  6,986    $  3,418    $    393  $ (1,982)  $  4,152
                                                      ========    ========   ========    ========    ========  ========   ========

Net income (loss) per limited partner unit
 (414 Units).....................................     $  5,940    $  2,063   $ 16,705    $  8,174    $    940  $ (4,739)  $  9,928
                                                      ========    ========   ========    ========    ========  ========   ========

Total assets.....................................     $132,338    $130,796   $129,831    $129,918    $130,360  $133,073   $137,310
                                                      ========    ========   ========    ========    ========  ========   ========

Total liabilities................................     $146,333    $152,016   $146,310    $152,001    $153,948  $155,181   $156,032
                                                      ========    ========   ========    ========    ========  ========   ========

Cash distributions per limited partnership unit
 (414 Units).....................................     $     --    $     --   $  3,304    $  4,575    $  4,481  $  3,427   $--
                                                      ========    ========   ========    ========    ========  ========   ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain matters discussed herein are forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Partnership to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Partnership, believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Partnership undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

CAPITAL RESOURCES AND LIQUIDITY

The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions. The General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

The Partnership is required to maintain the Hotels in good condition. The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel will contribute 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter.

For 1997, the Partnership paid a base management fee equal to 3% of gross sales. No incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been earned by or paid to MHSI since the inception of the Partnership.

PRINCIPAL SOURCES AND USES OF CASH

The Partnership's principal source of cash is from Hotel operations. Its principal uses of cash are to pay debt service, fund the property improvement fund and, until September 1996, make distributions to partners. Cash provided by operations was $15.6 million, $11.0 million and $7.0 million for the years ended December 31, 1997, 1996 and 1995, respectively and $2.6 million and $2.0 million for the twelve weeks ended March 27, 1998 and March 28, 1997, respectively. The increase is primarily due to improved Hotel operations.

Cash used in investing activities was $3.1 million, $2.8 million and $1.7 million in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to existing hotels. Contributions to the property improvement fund amounted to $2,442,000, $2,258,000 and $2,104,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Cash used in investing activities for the twelve weeks ended March 27, 1998 and March 28, 1997 was $660,000 and $403,000, respectively. Contributions to the property improvement fund were $617,000 and $523,000 for the twelve weeks ended March 27, 1998 and March 28, 1997.

Cash used in financing activities was $14.1 million, $8.5 million and $4.9 million in 1997, 1996 and 1995, respectively. The Partnership's cash financing activities consist primarily of capital distributions to partners and payments of the mortgage debt. The increase in cash used in financing activities in 1997 is primarily due to the increased principal amortization in 1997 as compared to 1996 and 1995 as required under the loan agreement. For the twelve weeks ended March 27, 1998 and March 28, 1997, cash used in financing activities was $2.0 million and $1.4 million, respectively. The increase in cash used during the first quarter of 1998 compared to the same period in the prior year is due to increased principal amortization in 1998.

RESULTS OF OPERATIONS

Hotel revenues represent house profit of the Hotels since substantially all of the operating decisions related to the generation of house profit of the Hotels rest with MHSI. House profit reflects Hotel operating results and represents gross Hotel sale less property level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, equipment rent and certain other costs which are disclosed separately in the Statement of Operations.

REVPAR is a commonly used indicator of market performance for hotels which represents the combination of daily room rate charged and the average daily occupancy achieved. REVPAR does not include food and beverage or other ancillary revenues generated by the property.

TWELVE WEEKS ENDED MARCH 27, 1998 COMPARED TO TWELVE WEEKS ENDED MARCH 28, 1997:

Revenues. Revenues increased $1.4 million, or 25%, to $6.9 million for the twelve weeks ended March 27, 1998 when compared to the same period in 1997, primarily due to a 14% increase in REVPAR. The increase in REVPAR resulted from a 13% increase in the combined average room rate to approximately $114 coupled with a slight increase in the combined average occupancy to 76%.

Operating Costs and Expenses. Operating costs and expenses increased slightly by $91,000 to $2.6 million in the first quarter of 1998. As a percentage of Hotel revenues, Hotel operating costs and expenses represented 38% of revenues for the first quarter of 1998 and 46% for the same period in 1997.

Operating Profit. As a result of the increased revenues, operating profit increased $1.3 million to $4.3 million in the first twelve weeks of 1998 as compared to the same period in 1997.

Interest Expense. Interest expense decreased $245,000 to $1.9 million in the first quarter of 1998 from $2.2 million in the first quarter of 1997 primarily due to principal amortization.

Net Income. Net income increased $1.6 million to $2.5 million for the first twelve weeks in 1998 as compared to the same period in 1997 due to the items discussed above.

1997 COMPARED TO 1996

Revenues. Revenues increased $4.3 million, or 19% in 1997 to $26.7 million in 1997 as a result of strong growth in REVPAR of 13%. Hotel sales increased $5.8 million, or 8%, to $75.3 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of an increase in combined average room rates of 10% coupled with a 1.8 percentage point increase in combined average occupancy.

Operating Costs and Expenses. Operating costs and expenses increased $1.0 million to $11.3 million in 1997 from $10.2 million in 1996. As a percentage of Hotel revenues, Hotel operating costs and expenses represented 42% of revenues for 1997 and 46% in 1996.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $3.3 million to $15.4 million, or 58% of total revenues in 1997 from $12.1 million, or 54% of revenues in 1996.

Interest Expense. Interest expense decreased $200,000 to $8.9 million in 1997 from $9.1 million in 1996 because of principal amortization.

Net Income. Net income increased $3.6 million to $7.0 million in 1997, due to the items discussed above.

1996 COMPARED TO 1995

Revenues. Revenues increased $2.7 million, or 13%, to $22.4 million in 1996 from $19.7 million in 1995 as a result of strong growth in REVPAR of 6%. The increase in REVPAR was primarily the result of a 8% increase in combined average room rates offset by a 1.5 percentage point decrease in combined average occupancy.

Operating Costs and Expenses. Operating costs and expenses increased $600,000 to $10.2 million, or 46% of Hotel revenues, in 1996 from $9.7 million, or 49% of Hotel revenues, in 1995.

Operating Profit. Operating profit increased $2.1 million to $12.1 million, or 54% of Hotel revenues, in 1996 from $10.0 million, or 51% of Hotel revenues, in 1995 due to the changes in Hotel revenues and Hotel operating costs discussed above.

Interest Expense. Interest expense decreased $1.0 million to $9.1 million in 1996. This decrease can be attributed to a decline in interest rates, as well as a lower outstanding principal balance due to principal amortization on the Mortgage Debt.

Net Income. Net income increased to $3.4 million in 1996, from $393,000 in 1995 due to the items discussed above.


ITEM 3.   PROPERTIES

The Partnership consists of six full-service hotels which are described below:

FAIRVIEW PARK HOTEL

LOCATION

The Fairview Park Hotel is located approximately nine miles west of downtown Washington, D.C., on a parcel of approximately 5.2 acres of fee-owned land in the 220-acre Fairview Park development in Fairfax County, Virginia. The Hotel is located at the interchange of U.S. Highway 50 and the heavily traveled Capital Beltway (I-495), which circles Washington, D.C. The Hotel is located directly across the Capital Beltway from the world headquarters of Mobil Corporation, is four miles south of Tysons Corner, Virginia, a major regional commercial and retail center and is near several middle-income and upscale residential areas. At 15 stories, the Hotel is the tallest building in the Fairview Park development and is visible from the Capital Beltway.

DESCRIPTION

The Fairview Park Hotel opened in August 1989. The Hotel contains 395 guest rooms, of which eight are suites, two are parlors and 30 are concierge-level guest rooms offering special amenities, decor and services. The Hotel has approximately 13,000 square feet of meeting and banquet space (including a ballroom of 10,300 square feet) and six hospitality suites which are available to accommodate meetings of small groups. The Hotel has a restaurant which seats 130 and one lounge which seats a total of 55, and offers an indoor/outdoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas; a business center; a gift/sundry shop; and indoor/outdoor parking for 660 cars. More than half of the Fairview Park development has been preserved as woodlands, and the Hotel is located in a wooded area which offers a park-like setting containing jogging and cycling trails that connect with adjacent communities. The Hotel also is adjacent to a small retail shopping center which offers a food court and shops.

GROUND LEASE

The Partnership leases the land on which the Fairview park Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

COMPETITION

Four hotels--The Sheraton Tysons Corner, the Hilton McLean, the Tysons Corner Marriott and the Ritz Carlton Tysons Corner--provide the primary competition for the Fairview Park Hotel. A comparison of these hotels and the Fairview Park Hotel is shown in the table below:

                                                    Approximate
                                   No. Of   Year   Meeting Space
                                   Rooms   Opened    (sq. ft.)
                                   ------  ------  --------------
     FAIRVIEW PARK MARRIOTT......    395    1989       13,000
     Sheraton Tysons Corner......    455    1986       26,000
     Hilton McLean...............    457    1987       22,000
     Tysons Corner Marriott......    392    1981       13,600
     Ritz Carlton Tysons Corner..    232    1985       18,500

The Homewood Suites Hotel, a 109 room extended-stay hotel opened in February, 1998, and is located 4 miles from Fairview Park. In addition to the properties described above, the Fairview Park Marriott faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Tysons Corner area.

DAYTON HOTEL

LOCATION

The Dayton Hotel is a full-service Marriott hotel located on 9.9 acres of fee-owned land approximately 1.5 miles south of downtown Dayton, Ohio. The Hotel is situated at the intersection of South Patterson Boulevard and River Park Drive, which is approximately one-half mile east of I-75. The Hotel is visible from the interstate and is adjacent to both the University of Dayton and the world headquarters of NCR Corporation. Because of its recognized position in the market, the Dayton Hotel serves the entire Dayton metropolitan areas, including the Wright-Patterson Air force Base and the downtown convention center.

DESCRIPTION

The Dayton Hotel originally opened in January 1982 with 299 rooms and was expanded to 399 rooms in August 1987. The Dayton Hotel contains 399 guest rooms, of which nine are suites and 50 are concierge-level guest rooms offering special amenities, decor and services. The Hotel has approximately 10,300 square feet of meeting and banquet space, including a 6,400 square foot ballroom capable of accommodating up to 800 people for receptions and up to 580 people for banquets. In addition, the Hotel contains a restaurant capable of seating 165 persons and a lounge capable of seating 112 persons. Other amenities offered by the Hotel include an indoor/outdoor pool, a hydrotherapy pool, an exercise room, a sauna, bicycle rentals, a gift/sundry shop and parking for 547 cars.

COMPETITION

The primary competition for the Hotel comes from three hotels in the Dayton area: (i) the Crown Plaza; (ii) the Doubletree Hotel; and (iii) the Holiday Inn Fairborn. A comparison of these hotels and the Dayton Hotel is shown below:

                                              Approximate
                             No. Of   Year   Meeting Space
                             Rooms   Opened    (sq. ft.)
                             ------  ------  --------------
     DAYTON MARRIOTT.......     399    1982         10,300
     Crown Plaza...........     284    1996         12,000
     Doubletree Hotel......     189    1988          8,000
     Holiday Inn Fairborn..     202    1987          8,000

In addition to the properties described above, the Dayton Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Dayton area. However, the Residence Inn and Fairfield Inn Troy opened in January 1998.

MARRIOTT AT RESEARCH TRIANGLE PARK HOTEL

LOCATION

The Marriott at Research Triangle Park Hotel is a full-service Marriott hotel located in Durham, North Carolina, approximately 15 miles northwest of Raleigh and approximately nine miles southeast of downtown Durham. The Hotel is located on 10.3 acres of fee-owned land approximately 4.5 miles from the Raleigh-Durham Airport and approximately one-half mile from Research Triangle park. The primary demand generator for the Hotel is Research Triangle Park, a 6,700 acre research park located in the triangle formed by Duke University, the University of North Carolina and North Carolina State University. Research Triangle park contains facilities occupied by over 50 corporations, institutions and government agencies, all of which are engaged in research, development or science-oriented production. The Hotel is approximately 12.5 miles from Duke University, 12 miles from the University of North Carolina and 13 miles from North Carolina State University.

DESCRIPTION

The Hotel, which opened in April 1988, is designed principally to meet the needs of business travelers visiting Research Triangle Park, but it also caters to the group meeting and leisure traveler segments of the hotel market. The Hotel offers 224 guest rooms of which four are suites or parlors and 50 are concierge-level rooms offering special amenities, decor and services. The Hotel is a six-story building and has approximately 4,000 square feet of meeting space, including a 2,816 square foot ballroom. The Hotel also has a restaurant which seats 75 persons, a lounge which seats 50 persons, an indoor pool, a hydrotherapy pool, an exercise room, men and women's saunas, a gift/sundry shop, a business center and parking for 351 cars.

COMPETITION

Four hotels--The Sheraton Imperial Hotel, the Holiday Inn-Research Triangle Park, Doubletree Suites and the Radisson Governors Inn--provide the primary competition for the Research Triangle Park Hotel. A comparison of these hotels and the Research Triangle Park Hotel is shown in the following table:

                                                 Approximate
                                No. Of   Year   Meeting Space
                                Rooms   Opened    (sq. ft.)
                                ------  ------  --------------
     MARRIOTT AT RESEARCH
       TRIANGLE PARK..........     224    1988          4,000
     Sheraton Imperial Hotel..     340    1986         31,000
     Holiday Inn-RTP..........     250    1988          4,850
     Doubletree Suites........     203    1987          3,000
     Radisson Governors Inn...     200    1972          7,000

In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. An Embassy Suites and several mid-priced hotels opened in the Research Triangle Park area in 1997. A three hotel and multiple restaurant complex is under development and scheduled to open mid-year 1998.

SOUTHFIELD HOTEL

LOCATION

The Southfield Hotel is located on 5.0 acres of fee-owned land in Southfield, Michigan, a suburb of Detroit located approximately 15 miles northwest of downtown Detroit, Michigan, a suburb of Detroit located approximately 15 miles northwest of downtown Detroit. Southfield is a major commercial center. According to the Southfield Chamber of Commerce, Southfield serves as headquarters for three Fortune 500 companies, and 62 other Fortune 500 companies have offices or other facilities there.

The Southfield Hotel is located along I-696 and Northwestern Highway, adjacent to the First Center Office Park. Over one million square feet of office space are located within one mile of the Southfield Hotel.

DESCRIPTION

The Southfield Hotel which opened in September 1989, contains 226 guest rooms, of which four are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Southfield Hotel is a six-story building containing approximately 4,000 square feet of meeting and banquet space, including a 2,816 square foot ballroom. In addition, the Hotel contains a restaurant with a seating capacity of 75, a lounge with seating capacity of 50, an indoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 280 cars.

COMPETITION

Four hotels--the Radisson Plaza, the Doubletree, the Holiday Inn and the Hilton- -provide the primary competition for the Southfield Hotel. A comparison of these hotels and the Southfield Hotel is shown in the following table:

                                             Approximate
                            No. Of   Year   Meeting Space
                            Rooms   Opened    (sq. ft.)
                            ------  ------  --------------
     SOUTHFIELD MARRIOTT..     226    1989          4,000
     Westin...............     385    1987         11,000
     Doubletree...........     239    1987          8,000
     Holiday Inn..........     417    1965          8,000
     Hilton...............     197    1988          3,000

In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Southfield market in the near term.

DETROIT MARRIOTT LIVONIA HOTEL

LOCATION

The Detroit Marriott Livonia Hotel is located on 4.0 acres of fee-owned land within Laurel Park Place, a 750,000 square foot upscale office and regional shopping mall development in Livonia, Michigan, an affluent suburb of Detroit located west of downtown in the rapidly expanding I-275 corridor. Laurel Park Place is one of Livonia's three major shopping malls, containing over 60 specialty shops and restaurants, a ten-screen cinema, over 300,000 square feet of office space, the largest Jacobsen's department store ever built and space for another anchor department store. The Hotel, which opened in September 1989, is located approximately 15 miles west of downtown Detroit and is designed principally to accommodate the needs of business travelers visiting the automobile manufacturing and other corporate facilities located in the area.

DESCRIPTION

The Hotel contains 224 guest rooms, of which four are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Hotel is a six-story building and has approximately 5,000 square feet of meeting and banquet space (including a ballroom of 3,168 square feet), a restaurant with a seating capacity of 75, a lounge with a seating capacity of 50, an indoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 280 cars. The Hotel is adjacent to the Laurel Park Place mall and has an entranceway that opens into the retail section of the mall.

COMPETITION

Three hotels, the Novi Hilton, the Holiday Inn and the Embassy Suites, provide the primary competition for the Detroit Marriott Livonia Hotel. A comparison of these hotels and the Detroit Marriott Livonia Hotel is shown in the table below:

                                          Approximate
                         No. Of   Year   Meeting Space
                         Rooms   Opened    (sq. ft.)
                         ------  ------  --------------
     DETROIT MARRIOTT
      LIVONIA HOTEL....     224    1989          3,965
     Novi Hilton.......     237    1985         15,344
     Holiday Inn.......     212    1988         11,000
     Embassy Suites....     137    1989          7,000

In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. No new primary competition is expected to open in the Livonia area in the near term.

FULLERTON HOTEL

LOCATION

The Fullerton Hotel is located in Fullerton, California on a 4.7 acre leased parcel of land located on the campus of California State University at Fullerton. The Fullerton campus of California State University has approximately 25,000 students, making it the seventh largest of the 20 campuses in the California State University system. Fullerton is located in northern Orange County, California's third largest center of high technology which includes the communities of Fullerton, Placentia, Brea, La Habra, Yorba Linda and Buena Park. The Fullerton Hotel is located at the interchange of State Highway 57 and Nutwood Avenue, approximately 20 miles north of the John Wayne International Airport and approximately eight miles north of Disneyland. The Fullerton Hotel is designed principally to accommodate the needs of travelers visiting the University and the many corporate facilities located in the area and to cater to the needs of group meetings.

DESCRIPTION

The Hotel offers 224 guest rooms, of which three are suites and 39 are concierge-level rooms offering special amenities, decor and services. The Hotel is a six-story building and has approximately 4,617 square feet of meeting and banquet space (including a 2,749 square foot ballroom), a restaurant which seats 68, a lounge which seats 44, an outdoor pool and whirlpool, an exercise room, men and women's locker rooms with saunas, a gift/sundry shop and parking for 286 cars.

GROUND LEASE

The Partnership leases the land on which the Fullerton Hotel is located. The initial term expires on 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 4% of gross room sales for each year. Pursuant to the terms of the ground lease, the Partnership will be prohibited from making any structural or exterior alterations to the Hotel which are inconsistent with the development project plans without the written consent of the Ground Lessor and the Trustees of California State University.

COMPETITION

Four hotels--the Embassy Suites Anaheim, the Holiday Inn-Fullerton, Chase Suites and the Embassy Suites Fullerton, provide the primary competition for the Fullerton Hotel. A comparison of these hotels and the Fullerton Hotel is shown in the following table:

                                                Approximate
                               No. Of   Year   Meeting Space
                               Rooms   Opened    (sq. ft.)
                               ------  ------  --------------
     FULLERTON MARRIOTT......     224    1989          4,617
     Embassy Suites Anaheim..     224    1987          8,000
     Holiday Inn Fullerton...     289    1973          9,200
     Chase Suites............      96    1995          2,700
     Embassy Suites..........     229    1987          9,000

In addition to the properties described above, the Hotel faces secondary competition from various other hotels. These other hotels, however, differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. The Days Inn Fullerton is converting to Sheraton in the first quarter 1998.

COMBINED OPERATING STATISTICS

The following table shows selected combined operating statistics for the Hotels:

                                    Quarter ended
                                      March 27,     March 28,    Year Ended December 31,
                                         1998          1997       1997     1996     1995
                                    --------------  ----------  --------  -------  -------
Combined average occupancy........           75.6%       75.1%     76.4%    74.6%    76.1%
Combined average daily room rate..        $114.04     $101.07   $102.97   $93.33   $86.39
REVPAR............................        $ 86.21     $ 75.90   $ 78.67   $69.62   $65.74

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 1997, no person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of limited partnership Units.

The General Partner owns 4.18 Units as of December 31, 1996, which represent 1% of the total Units. These Units were purchased by the General Partner on the Closing Date of the public offering. See Item 11, "Description of Registrants Securities to be Registered", regarding restrictions on the voting rights of Units owned by the General Partner. There are no Units owned by the executive officers and directors of the General Partner, as a group.

The Partnership is not aware of any arrangements which may, at a subsequent date, result in a change in control of the Partnership, other than the Consolidation described in Item 1.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Marriott MDAH One Corporation, the General Partner, was incorporated in Delaware in 1989 and is a wholly owned subsidiary of Host Marriott. The General Partner was organized solely for the purpose of acting as general partner of Marriott Diversified American Hotels, L.P.

The Partnership has no directors, officers or employees. The business policy making functions of the Partnership are carried out through the directors and executive officers of the General Partner, who are listed below:

                                                                                   Age at
          Name             Current Position in Marriott MDAH One Corporation  December 31, 1997
-------------------------  -------------------------------------------------  -----------------
Bruce F. Stemerman         President and Director                                            42
Robert E. Parsons, Jr.     Director                                                          42
Christopher G. Townsend    Vice President, Secretary and Director                            50
Patricia K. Brady          Vice President and Chief Accounting Officer                       36
Bruce D. Wardinski         Treasurer                                                         37

BUSINESS EXPERIENCE

Bruce F. Stemerman joined Host Marriott in 1989 as Director, Partnership Services. He was promoted to Vice President, Lodging Partnerships in 1994 and to Senior Vice President, Asset Management in 1996. Prior to joining Host Marriott, Mr. Stemerman spent ten years with Price Waterhouse. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Robert E. Parsons joined Host Marriott's Corporate Financial Planning Staff in 1981, was made Director-Project Finance of Host Marriott's Treasury Department in 1984, and in 1986 he was made Vice President-Project Finance of Host Marriott's Treasury Department. He was made Assistant Treasurer of Host Marriott in 1988. Mr. Parsons was named Senior Vice President and Treasurer of Host Marriott in 1993. He was named Executive Vice President and Chief Financial Officer of Host Marriott in October 1995. Mr. Parsons also serves as a director and an officer of numerous Host Marriott subsidiaries.

Christopher G. Townsend joined Host Marriott's Law Department in 1982 as a Senior Attorney. In 1984, Mr. Townsend was made Assistant Secretary of Host Marriott and in 1986 was made Assistant General Counsel. In 1993, he was made Senior Vice President, Corporate Secretary and Deputy General Counsel of Host Marriott. In January 1997, Mr. Townsend was named General Counsel of Host Marriott. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Patricia K. Brady joined Host Marriott in 1989 as Assistant Manager-Partnership Services. She was promoted to Manager in 1990 and to Director-Asset Management in June 1996. Ms. Brady also serves as an officer of numerous Host Marriott subsidiaries.

Bruce D. Wardinski joined Host Marriott in 1987 as a Senior Financial Analyst of Financial Planning & Analysis, and was named Manager in June 1988. He was appointed Director, Financial Planning & Analysis in 1989, Director of Project Finance in January 1990, Senior Director of Project Finance in June 1993, Vice President, Project Finance in June 1994, and Senior Vice President of International Development in October 1995. In June 1996, Mr. Wardinski was named Senior Vice President and Treasurer of Host Marriott. He also serves as an officer of numerous Host Marriott subsidiaries.


ITEM 6.  EXECUTIVE COMPENSATION

The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and the directors of the General Partner are not required to devote their full time to Partnership matters. No officer or director of the General Partner devotes a significant percentage of time to Partnership matters, to the extent that any officer or director of the General Partner or employee of Host Marriott does devote time to the Partnership, the General Partner is entitled to reimbursement for the cost of providing such services. Any such costs may include a charge for overhead, but without a profit to the General Partner. For the fiscal years ended December 31, 1997, 1996 and 1995, administrative expenses reimbursed by the Partnership to the General Partner totaled $124,000, $109,000 and $68,000, respectively.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As described below, the Partnership is a party to an ongoing agreement with MII pursuant to which the Hotels are managed by MII.

Prior to October 8, 1993, MII was a wholly-owned subsidiary of Host Marriott, which was then named Marriott Corporation. On October 8, 1993, Marriott Corporation's operations were divided into two separate companies, Host Marriott and MII. MII now conducts its management business as a separate publicly-traded company and is not a parent or subsidiary of Host Marriott, although the two corporations have various business and other relationships.

The Partnership entered into a Management Agreement on the Initial Closing Date with MII to manage the Hotels for an initial 20-year term expiring December 31, 2009. During 1996, MII assigned all of its interest in the Management Agreement to MHSI, a wholly-owned subsidiary of MII. MHSI has the option to renew the Management Agreement on one or more of the Hotels for up to five successive 10-year terms (four successive 10-year terms for the Fullerton Hotel). MHSI earns a base management fee equal to 3% of gross sales.

In connection with the 1993 loan restructuring, the hotel management agreement was modified. During the restructured loan term, no incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been paid to MHSI since the inception of the Partnership.

Pursuant to the terms of the Management Agreement, MHSI is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by

MII or its subsidiaries. In addition, the Hotels also participate in Marriott's Rewards Program ("MRP") which succeeded the Honored Guest Awards Program ("HGA"). The cost of this program is charged to all hotels in the Marriott full-service hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $3,874,000 for 1997, $3,497,000 for 1996 and $3,316,000 for 1995.

Pursuant to the terms of the Management Agreement, the Partnership is required to provide MHSI with working capital and supplies to meet the operating needs of the Hotels. MHSI converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by MHSI. Upon termination of the hotel management agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by MHSI are not reflected in the Partnership's balance sheet. A total of $4,500,000 was advanced to MHSI for working capital and supplies of which $600,000 was returned to the Partnership during 1995 and $50,000 was returned during 1996 and $41,000 was returned in 1997 leaving a balance of $3,900,000, $3,850,000 and $3,809,000 as of December 31, 1995, 1996
and 1997, respectively, which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet.

The following table sets forth the amount paid to MII and affiliates for the quarters ended March 27, 1998 and March 28, 1997 and for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                               December 31,
                                 March 27,  March 28,  ----------------------------
                                   1998       1997      1997       1996       1995
                                 ---------  ---------  ------  ------------  ------
 Chain services and MRP costs..     $  977      $ 230  $3,874        $3,497  $3,316
 Base management fee...........        552        487   2,260         2,086   1,944
                                    ------      -----  ------        ------  ------
                                    $1,529      $ 717  $6,134        $5,583  $5,260
                                    ======      =====  ======        ======  ======

The following table sets forth the amount paid to the General Partner and affiliates for the quarters ended March 27, 1998 and March 28, 1997 and for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                                                    December 31,
                                       March 27,  March 28,  --------------------------
                                         1998       1997     1997       1996      1995
                                       ---------  ---------  -----  ------------  -----
 Administrative expenses reimbursed..      $  64      $   4  $ 124         $ 109  $  68
 Payments on deferred purchase debt..         --         --     62            82    681
 Cash distributions..................         --         --     21            28     27
                                           -----      -----  -----         -----  -----
                                           $  64      $   4  $ 207         $ 219  $ 776
                                           =====      =====  =====         =====  =====

The Management Agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel will contribute 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter. Contributions to the property improvement fund amounted to $2,442,000, $2,258,000, and $2,104,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Management believes these contributions are expected to be adequate to cover expenditures.


ITEM 8.  LEGAL PROCEEDINGS.

None.


ITEM 9. MARKET FOR AND DISTRIBUTIONS ON LIMITED PARTNERSHIP UNITS AND RELATED SECURITY HOLDER MATTERS

There is currently no public market for the Units. Transfers of Units are limited to the first day of a fiscal quarter, and are subject to approval by the General Partner and certain other restrictions described in Item 11, "Description of Registrant's

Securities to be Registered." As of December 31, 1997, there were 468 holders of record of the 414 limited partnership Units.

The ability of the Partnership to make cash distributions to the limited partners is subject to limitations contained in the Partnership Agreement that are described in Item 11, "Description of Registrant's Securities to be Registered - Distributions and Allocations." In addition, the Partnership is making payments to reserves established by the lender, as described in Item 1, "Business - Debt Financing - Mortgage Debt," that limit the funds available for cash distributions.

The Partnership made cash distributions to its partners in 1997 in the amount of $1,381,828 as follows: $14,440 to the General Partner and $1,367,388 to the limited partners ($3,303 per Unit).

The Partnership made cash distributions to its partners in 1996 in the amount of $1,915,025 as follows: $19,132 to the General Partner and $1,895,893 to the limited partners ($4,579 per Unit).

The Partnership made cash distributions to its partners in 1995 in the amount of $1,873,604 as follows: $18,470 to the General Partner and $1,855,134 to the limited partners ($4,481 per Unit).

Units held by non-affiliates of the Partnership for at least three years may be sold without registration in accordance with the exemptions provided by Rule 144 under the Securities Act of 1933, as amended the (the "Act"). For a discussion of the restrictions on assignment contained in the Partnership Agreement, see
Item 11, "Description of Registrant's Securities to be Registered."


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

There have been 19 sales of unregistered securities by the Partnership involving 17 Units within the past three years. On April 23, 1990, 414 limited partnership interests (the "Units") were sold in a public offering. See Item 1, "Business - Organization of the Partnership" for additional information regarding the Partnership's sale of Units in 1990. As of December 31, 1997, there were 468 limited partners. Since the inception of the Partnership, there have been 19 sales by limited partners involving 18.5 Units.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES

The 414 limited partnership interests include the 2.5 Units owned by the General Partner, represent 99% of the interests in the Partnership. The General Partner holds the remaining 1% interest.

DISTRIBUTIONS AND ALLOCATIONS

Partnership allocations and distributions are generally made as follows:

a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the partners have received, with respect to such year, an amount equal to 10% of contributed capital, as defined; (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of cumulative distributions of net refinancing and/or sales proceeds ("Capital Receipts") previously distributed:

   (1) 1% to the General Partner and 99% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

   (2) 10% to the General Partner and 90% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

   (3) 20% to the General Partner and 80% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

b. Capital Receipts not retained by the Partnership will be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the partners have received an amount equal to the unpaid portion of a cumulative 15% return on Net Invested Capital, defined as the excess of capital contributions over cumulative distributions of Capital Receipts, plus contributed capital, as defined; and (ii) thereafter, 20% to the General Partner and 80% to the limited partners.

c. Proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

d. Net profits will generally be allocated to the partners in proportion to the distributions of cash available for distribution.

e. Net losses will be allocated 75% to the General Partner and 25% to the limited partners.

f. Deductions for interest on the Deferred Purchase Debt (see Note 6), which cumulatively will not exceed $11,604 per Unit, will be allocated to those limited partners owning the Units purchased on the installment basis.

g. Gain recognized by the Partnership will be allocated as follows: (i) first, to all partners whose capital accounts have negative balances until such balances are brought to zero; (ii) next, to all partners in amounts necessary to bring their respective capital account balances to an amount equal to their Net Invested Capital plus a cumulative 15% return on Net Invested Capital; and (iii) thereafter, 20% to the General Partner and 80% to the limited partners.

h. Losses will generally be allocated as follows: (i) first, to all partners whose capital accounts have positive balances until such balances have been eliminated; and (ii) thereafter, 100% to the General Partner.

For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

Upon dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership. The proceeds of such liquidation shall be applied and distributed in the following order of priority: (i) to the payment of the expenses of the liquidation (ii) to the payment of Partnership debt, and other liabilities; (iii) to the payment of any loans or advances that may have been made by any of the partners to the Partnership; and (iv) to the General Partner and limited partners in proportion to the net balances in their respective capital accounts.

AUTHORITY OF THE GENERAL PARTNER

Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Inns. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects.

Without an amendment to the Partnership Agreement, which requires the unanimous consent of all the limited partners, the General Partner does not have authority to:

(i)   do any act in contravention of the Partnership Agreement;

(ii) except as otherwise provided in the Partnership Agreement, do any act which would make it impossible to carry on the ordinary business of the Partnership;

(iii) confess a judgment in an amount in excess of $250,000 against the Partnership;

(iv) convert property of the Partnership to its own use, or possess or assign any rights in specific Partnership property for other than a Partnership purpose;

(v) admit a person as either a General Partner or a limited partner except as otherwise provided in the Partnership Agreement;

(vi) perform any act that would subject any limited partner to liability as a General Partner in any jurisdiction or to any other liability except as provided in the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or the Partnership Agreement; or

(vii) list, recognize, or facilitate the trading of Units on any established securities market, or create for the Units a secondary market or the substantial equivalent thereof, or permit, recognize, or facilitate trading of Units on any such market, or permit any of its affiliates to take such action, if as a result thereof the Partnership would be taxed for Federal income tax purposes as an association taxable as a corporation.

Without an amendment to the Partnership Agreement, which requires the vote of limited partners holding a majority of the Units, the General Partner does not have authority on behalf of the Partnership to:

(i) have the Partnership acquire an interest in other hotel properties or other partnerships;

(ii) sell or otherwise dispose of the Fairview Park Hotel, or any interest therein or more than two of the other Hotels or any interest therein;

(iii) effect any amendment to any agreement, contract or arrangement with the General Partner or any affiliate thereof which would reduce the responsibility or duties or would increase the compensation payable to the General Partner or any of its affiliates or which would otherwise adversely affect the rights of the limited partners;

(iv) incur debt of the Partnership except as set forth in the Partnership Agreement;

(v) agree to the addition of transient guest rooms at any Hotel unless (a) the Hotel has had an average occupancy rate of at least 70% for a consecutive period of at least 12 months immediately prior to commencement of construction of the addition, and (b) the Partnership has obtained debt financing to finance the costs of the addition on a nonrecourse basis as to all the Partners and the Partnerships;

(vi) make any election to continue beyond its term, discontinue or dissolve the Partnership;

(vii) voluntarily withdraw as a General Partner;

(viii) permit or cause the Partnership to incur any debt in excess of $250,000 (other than the Mortgage Loan);

(ix)  cause the Partnership to merge or consolidate with any other entity;

(x) cause the Partnership to borrow any funds from the General Partner or any affiliate of the General Partner unless in accordance with the Partnership Agreement;

(xi) cause the Partnership to acquire any property from the General Partner and any affiliate of the General Partner in exchange for Interests in the Partnership; or

(xii) cause the Partnership to incur any debt that would result in refinancing proceeds, unless such refinancing proceeds are distributed to the partners in the same taxable year in which the Partnership incurred such liability.

RESTRICTIONS ON ASSIGNMENTS OF UNITS

A limited partner generally has the right to assign a Unit to another person or entity, subject to certain conditions and restrictions. An assignment of a Unit is subject to the following restrictions: (i) no assignment may be made other than on the first day of a fiscal quarter of the Partnership; (ii) no assignment may be made if, when added to all other prior assignments and transfers of interests in the Partnership within the preceding 12 months, such assignment would cause the Partnership, in the opinion of legal counsel, to be considered to have terminated for Federal income tax purposes; (iii) the General Partner may prohibit any assignment that, in the opinion of legal counsel, would require the filing of a registration statement under the Securities Act of 1933 or otherwise would violate any Federal or state securities laws or regulations (including investor suitability standards) applicable to the Partnership or the Units; (iv) no assignment may be made that would result in either the transfer or the transferee owning a fraction of a Unit; (v) no assignment may be made if, in the opinion of legal counsel, it would result in the Partnership being treated as an association taxable as a corporation for Federal income tax purposes; (vi) no transfer may be made if such transfer is effectuated through an established securities market or a secondary market (or the substantial equivalent thereof) within the meaning of section 7704 of the Code; (vii) no assignment may be made if, in the opinion of legal counsel, it would preclude the Partnership from either obtaining or retaining a liquor beverage license for any of the Hotels; (viii) no assignment may be made unless the transferee agrees in writing that it will not, directly or indirectly, create for the Units a secondary market (or the substantial equivalent thereof) within the meaning of section 7704 of the Code or facilitate the trading of the Units on such a market; and (ix) no assignment may be made to nonresident aliens, foreign entities, or tax-exempt entities; and (x) no assignment may be made to any person exempt from Federal income tax. The General Partner is also authorized to impose any other restrictions on the transfer of Units to the extent that it, in the exercise of its reasonable discretion and based upon the advice of counsel to the Partnership, determines such further limitations are necessary or advisable to protect the Partnership from being considered a publicly traded partnership within the meaning of the 1987 Revenue Act.

The Partnership will not recognize for any purpose any assignment of any Units unless (i) an instrument is executed making such assignment, signed by both the assignor and the assignee, and a duly executed application for assignment and admission as substituted limited partner is executed indicating the written acceptance by the assignee of all the terms and provisions of the Partnership Agreement, (ii) the General Partner has determined that such as assignment is permitted under the Partnership Agreement. No assignee of a limited partner's Units will be entitled to become a substituted limited partner unless: (i) the General Partner gives consent, (ii) the transferring limited partner and the assignee have executed instruments that the General Partner deems necessary to effect such admission, (iii) the assignee has accepted, adopted, and approved in writing all of the terms of the Partnership Agreement and executed a power of attorney similar to the power of attorney granted in the Partnership Agreement, and (iv) the assignee pays all reasonable expenses incurred in connection with his admission as a substituted limited partner. As assignee only becomes a substituted limited partner when the General Partner has reflected the admission of such person as a limited partner in the books and records of the Partnership.

Any person who is the assignee of any of the Units of a limited partner, but who does not become a substituted limited partner is entitled to all the rights of an assignee of a limited partner interest under the Act, including the right to receive distributions from the Partnership and the share of net profits, net losses, gain, loss and recapture income attributable to the Units assigned to the person, but shall not be deemed to be a holder of Units for any other purpose under the Partnership Agreement.

AMENDMENTS

Amendments to the Partnership Agreement may be made by the General Partner with the consent of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates). No amendment to the Partnership Agreement may be made, however, without the approval of all of the limited partners which would (i) convert a limited partner's interest into a general partner's interest; (ii) adversely affect the liability of a limited partner; (iii) alter the interest of a partner in net profits, net losses, or gain or loss or distributions of cash available for distribution or capital receipts or reduce the percentage of partners which is required to consent to any action hereunder; (iv) limit in any manner the liability of the General Partner; (v) permit the General Partner to take any action otherwise prohibited by the Partnership Agreement; (vi) cause the Partnership to be taxed for Federal income tax purposes as an association taxable as a corporation; or (vii) reduce the percentage of Units required to approve any amendment to the Partnership Agreement. The General Partner may make an amendment to the Partnership Agreement, without the consent of the limited partners, if such amendment is necessary solely to clarify the provisions of the Partnership Agreement so long as such amendment does not adversely affect the rights of the limited partners under the Partnership Agreement.

MEETINGS AND VOTING

The limited partners cannot participate in the management or control of the Partnership or its business. The Partnership Agreement, however, extends to the limited partners the right under certain conditions to vote on or approve certain Partnership matters. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if approvals in writing setting forth the action so taken are signed by limited partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the General Partner and shall be called by the General Partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by the limited partners. Limited partners may vote either in person or by proxy at meetings. Limited partners holding more than 50% of the total number of all outstanding Units constitute a quorum at a meeting of the limited partners. Matters submitted to the limited partners for determination will be determined by the affirmative vote of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates), except that a unanimous vote of the limited partners will be required for certain action referred to above.

The Partnership Agreement does not provide for annual meetings of the limited partners and none have been held, nor does the General Partner anticipate calling such meetings.

OTHER MATTERS

If at any time any agreement (including the Management Agreement) pursuant to which operating management of any of the Hotels is vested in the General Partner or an affiliate of the General Partner provides that the Partnership has a right to terminate such agreement as a result of the failure of the operation of such Hotel to attain economic objectives, as specifically defined, the limited partners, without the consent of the General Partner, may, upon the affirmative vote of the holders of a majority of the Units, take action to exercise the right of the Partnership to terminate such agreements.

The limited partners may also, by a vote of the holders of a majority of the Units, remove the General Partner (but only if a new general partner is elected) if the General Partner has committed and not remedied any act of fraud, bad faith, gross negligence or breach of fiduciary duties in carrying out its duties as the General Partner. Notwithstanding the foregoing, however, such a removal of the General Partner or the Manager, if exercised, would be an event of default under the loan documentation evidencing the Mortgage Debt, and would permit the lender or its assignee to accelerate the maturity of the loan. Thus, the termination right could only be exercised with the consent of the lender or its assignee.

The Partnership Agreement provides that limited partners will not be personally liable for the losses of the Partnership beyond the amount committed by them to the capital of the Partnership. In the event that the Partnership is unable otherwise to meet its obligations, the limited partners might, under applicable law, be obligated under some circumstances to return distributions previously received by them, with interest, to the extent such distributions constituted a return of the capital contributions at the time when creditors had valid claims outstanding against the Partnership.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except as specifically provided in the Delaware Act, the General Partner is liable for the obligations of the Partnership in the same manner as a partner would be liable in a partnership without limited partners to persons other than the Partnership and the other partners. Generally speaking, any such partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the General Partner may be reached by creditors of the Partnership to satisfy obligations or other liabilities of the Partnership, other than nonrecourse liabilities, to the extent the assets of the Partnership are insufficient to satisfy such obligations or liabilities.

The Delaware Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The Partnership Agreement provides that the General Partner and its affiliates who perform services for the Partnership on behalf of the General Partner (within the scope of its authority as the

General Partner of the Partnership) will not be liable to the Partnership or the limited partners for liabilities, costs and expenses incurred as a result of any act or omission of the General Partner or such person provided (i) such acts or omissions were determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such acts or omissions were within the General Partner's authority; and (ii) the conduct of the General Partner or such person did not constitute negligence, fraud, misconduct or breach of fiduciary duty to the Partnership or any partner.

The Partnership Agreement also provides that the General Partner and such persons will be indemnified out of Partnership assets against any loss, liability or expense arising out of any act or omission determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such act or omission within the General Partner's authority so long as such conduct did not constitute negligence, misconduct, fraud or a breach of a fiduciary duty. The Partnership, however, may indemnify the General Partner or any other person for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The Partnership Agreement provides that any indemnification obligation shall be paid solely out of the assets of the Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to partners and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid in the successful defense or any action, suit or proceeding) is asserted against the registrant by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX                                                                                               PAGE
-----                                                                                               ----

  Report of Independent Public Accountants........................................................     2
  Statement of Operations for the Years Ended December 31, 1995, 1996 and 1997....................     2
  Balance Sheet as of December 31, 1996 and 1997..................................................     2
  Statement of Changes in Partners' Deficit for the Years Ended December 31, 1995, 1996 and 1997..     2
  Statement of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997....................     2
  Notes to Financial Statements...................................................................     2
  Condensed Statement of Operations for the Twelve Weeks Ended March 28, 1997 and March 27, 1998..
  Condensed Balance Sheet as of December 31, 1997 and March 27, 1998..............................    36
  Condensed Statement of Cash Flows for the Twelve Weeks Ended March 28, 1997 and March 27, 1998..    37
  Notes to Condensed Financial Statements.........................................................    38


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE PARTNERS OF MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.:

We have audited the accompanying balance sheet of Marriott Diversified American Hotels, L.P. (a Delaware limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements and this schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Diversified American Hotels, L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index at Item 15(a) is presented for purposes of complying with The Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                                             ARTHUR ANDERSEN LLP



Washington, D.C.
April 8, 1998

                            STATEMENT OF OPERATIONS
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)



                                                               1997      1996      1995
                                                             --------  --------  ---------

REVENUES
 Hotel Revenues (Note 3)...................................  $26,699   $22,374   $ 19,715
                                                             -------   -------   --------

OPERATING COSTS AND EXPENSES
 Depreciation and amortization.............................    6,398     6,032      5,534
 Base management fee due to Marriott Hotel Services, Inc...    2,260     2,086      1,944
 Property taxes and other..................................    2,608     2,131      2,198
                                                             -------   -------   --------

                                                              11,266    10,249      9,676
                                                             -------   -------   --------

OPERATING PROFIT...........................................   15,433    12,125     10,039
 Interest expense..........................................   (8,944)   (9,129)   (10,093)
 Interest income...........................................      497       422        447
                                                             -------   -------   --------

NET INCOME.................................................  $ 6,986   $ 3,418   $    393
                                                             =======   =======   ========


ALLOCATION OF NET INCOME
 General Partner...........................................  $    70   $    34   $      4
 Limited Partners..........................................    6,916     3,384        389
                                                             -------   -------   --------

                                                             $ 6,986   $ 3,418   $    393
                                                             =======   =======   ========

NET INCOME PER LIMITED PARTNER UNIT
 (414 UNITS)...............................................  $16,705   $ 8,174   $    940
                                                             =======   =======   ========




   The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEET
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                     1997       1996
                                                                   --------   --------
                                     ASSETS
 Property and equipment, net.....................................  $108,153   $111,278
 Mortgage escrow.................................................    11,624      5,710
 Due from Marriott Hotel Services, Inc...........................     3,714      4,571
 Debt service reserve fund.......................................     3,000      3,000
 Property improvement fund.......................................     1,667      1,781
 Deferred financing costs, net...................................       536        816
 Cash and cash equivalents.......................................     1,137      2,762
                                                                   --------   --------

    Total Assets.................................................  $129,831   $129,918
                                                                   ========   ========

                       LIABILITIES AND PARTNERS' DEFICIT

LIABILITIES
   Mortgage debt.................................................  $122,014   $128,745
   Debt service guarantee and related interest payable to
    Host Marriott Corporation....................................    19,762     18,600
   Note payable and related interest due to the General Partner..     2,804      2,615
   Deferred purchase debt and related interest payable to
    Host Marriott Corporation....................................       676        675
   Accounts payable and accrued expenses.........................     1,054      1,366
                                                                   --------   --------

    Total Liabilities............................................   146,310    152,001
                                                                   --------   --------

 Partners' Deficit
   General Partner
    Capital contribution, net of offering costs of $15...........       403        403
    Capital distributions........................................       (98)       (84)
    Cumulative net losses........................................      (419)      (489)
                                                                   --------   --------

                                                                       (114)      (170)
                                                                   --------   --------
   Limited Partners
    Capital contributions, net of offering costs of $4,785.......    35,830     35,830
    Investor notes receivable....................................      (966)      (966)
    Capital distributions........................................    (9,738)    (8,370)
    Cumulative net losses........................................   (41,491)   (48,407)
                                                                   --------   --------

                                                                    (16,365)   (21,913)
                                                                   --------   --------

    Total Partners' Deficit......................................   (16,479)   (22,083)
                                                                   --------   --------

                                                                   $129,831   $129,918
                                                                   ========   ========

   The accompanying notes are an integral part of these financial statements.

                   STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)



                              General    Limited
                              Partner   Partners     Total
                              --------  ---------  ---------

Balance, December 31, 1994..    $(171)  $(21,937)  $(22,108)

  Capital distributions.....      (18)    (1,855)    (1,873)

  Net income................        4        389        393
                                -----   --------   --------

Balance, December 31, 1995..     (185)   (23,403)   (23,588)

  Capital distributions.....      (19)    (1,894)    (1,913)

  Net income................       34      3,384      3,418
                                -----   --------   --------

Balance, December 31, 1996..     (170)   (21,913)   (22,083)

  Capital distributions.....      (14)    (1,368)    (1,382)

  Net income................       70      6,916      6,986
                                -----   --------   --------

Balance, December 31, 1997..    $(114)  $(16,365)  $(16,479)
                                =====   ========   ========




   The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                           1997       1996      1995
                                                                         ---------  --------  --------
OPERATING ACTIVITIES
 Net income............................................................  $  6,986   $ 3,418   $   393
 Noncash items:
  Depreciation and amortization........................................     6,398     6,032     5,534
  Deferred interest....................................................     1,414     1,375     1,414
  Amortization of deferred financing costs as interest expense.........       280       279       278
  Loss on retirement of property and equipment.........................        15        12        73
 Changes in operating accounts:
  Due to/from Marriott Hotel Services, Inc.............................       816      (730)     (153)
  Accounts payable and accrued expenses................................      (312)       55       104
  Due to/from Host Marriott Corporation................................        --       600      (653)
                                                                         --------   -------   -------

  Cash provided by operations..........................................    15,597    11,041     6,990
                                                                         --------   -------   -------

INVESTING ACTIVITIES
 Additions to property and equipment...................................    (3,288)   (3,588)   (2,895)
 Change in property improvement fund, net..............................       114       786       609
 Return of working capital from Marriott Hotel Services, Inc...........        41        50       600
                                                                         --------   -------   -------

  Cash used in investing activities....................................    (3,133)   (2,752)   (1,686)
                                                                         --------   -------   -------

FINANCING ACTIVITIES
 Payment of mortgage debt..............................................    (6,731)   (3,201)   (2,698)
 Mortgage escrow.......................................................    (5,914)   (3,341)     (326)
 Capital distributions to partners.....................................    (1,382)   (1,913)   (1,873)
 Repayment of deferred purchase debt due to Host Marriott Corporation..       (62)      (82)       --
 Deferred financing costs..............................................        --        --        (1)
                                                                         --------   -------   -------

  Cash used in financing activities....................................   (14,089)   (8,537)   (4,898)
                                                                         --------   -------   -------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......................    (1,625)     (248)      406

CASH AND CASH EQUIVALENTS at beginning of year.........................     2,762     3,010     2,604
                                                                         --------   -------   -------

CASH AND CASH EQUIVALENTS at end of year...............................  $  1,137   $ 2,762   $ 3,010
                                                                         ========   =======   =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid for interest:
  Mortgage debt........................................................  $  7,373   $ 7,491   $ 8,362
  Deferred purchase debt due to Host Marriott Corporation..............        62        10        81
                                                                         --------   -------   -------

                                                                         $  7,435   $ 7,501   $ 8,443
                                                                         ========   =======   =======


   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                   Marriott Diversified American Hotels, L.P.
                           DECEMBER 31, 1997 AND 1996


NOTE 1.  THE PARTNERSHIP

Description of the Partnership

Marriott Diversified American Hotels, L.P. (the "Partnership"), a Delaware limited partnership, was formed on October 4, 1989 to acquire, own and operate the following hotels (the "Hotels") which are managed as part of the Marriott full-service hotel system by Marriott Hotel Services, Inc. ("MHSI"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"): (i) the 395-room Fairview Park Marriott in Virginia; (ii) the 399-room Dayton Marriott in Ohio;
(iii) the 224-room Marriott at Research Triangle Park in North Carolina; (iv) the 226-room Detroit Marriott Southfield in Michigan; (v) the 224-room Detroit Marriott Livonia in Michigan; and (vi) the 224-room Fullerton Marriott in California. The sole general partner of the Partnership, with a 1% interest, is Marriott MDAH One Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

Partnership operations commenced on February 8, 1990 (the "Initial Closing Date"). Between November 14, 1989 and the Initial Closing Date, 381 limited partnership interests (the "Units") were sold pursuant to a private placement offering. Between the Initial Closing Date and April 23, 1990 (the "Final Closing Date"), the offering was completed with the sale of 33 additional Units. The offering price per Unit was $100,000; $15,000 payable at subscription with the balance due in three annual installments through June 20, 1992, or, alternatively, $88,396 in cash at closing as full payment of the subscription price. As of the Final Closing Date, 348.5 Units were purchased on the installment basis, and 65.5 Units were paid in full. The limited partners' obligation to make the installment payments is evidenced by promissory notes (the "Investor Notes") payable to the Partnership and secured by the Units. The General Partner contributed $418,182 in cash on the Initial Closing Date for its 1% general partnership interest.

On the Initial Closing Date, the Partnership executed a purchase agreement with Host Marriott and certain of its affiliates to acquire the Hotels and the Hotels' working capital and supplies for $157 million. Of the total purchase price, $131.4 million was paid in cash from the proceeds of mortgage financing and the initial installment on the sale of the Units with the remaining $25.6 million evidenced by a promissory note (the "Deferred Purchase Debt") payable to Host Marriott.

Partnership Allocations and Distributions

Pursuant to the terms of the partnership agreement, Partnership allocations, for Federal income tax purposes, and distributions are generally made as follows:

a. Cash available for distribution will generally be distributed (i) first, 1% to the General Partner and 99% to the limited partners, until the partners have received, with respect to such year, an amount equal to 10% of contributed capital, as defined; (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of cumulative distributions of net refinancing and/or sales proceeds ("Capital Receipts") previously distributed:

   (1) 1% to the General Partner and 99% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

   (2) 10% to the General Partner and 90% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

   (3) 20% to the General Partner and 80% to the limited partners, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

b. Capital Receipts not retained by the Partnership will be distributed (i) first, 1% to the General Partner and 99% to the limited partners until the partners have received an amount equal to the unpaid portion of a cumulative 15% return on Net Invested Capital, defined as the excess of capital contributions over cumulative distributions of Capital Receipts, plus contributed capital, as defined; and (ii) thereafter, 20% to the General Partner and 80% to the limited partners.

c. Proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

d. Net profits will generally be allocated to the partners in proportion to the distributions of cash available for distribution.

e. Net losses will be allocated 75% to the General Partner and 25% to the limited partners.

f. Deductions for interest on the Deferred Purchase Debt (see Note 6), which cumulatively will not exceed $11,604 per Unit, will be allocated to those limited partners owning the Units purchased on the installment basis.

g. Gain recognized by the Partnership will be allocated as follows: (i) first, to all partners whose capital accounts have negative balances until such balances are brought to zero; (ii) next, to all partners in amounts necessary to bring their respective capital account balances to an amount equal to their Net Invested Capital plus a cumulative 15% return on Net Invested Capital; and (iii) thereafter, 20% to the General Partner and 80% to the limited partners.

h. Losses will generally be allocated as follows: (i) first, to all partners whose capital accounts have positive balances until such balances have been eliminated; and (ii) thereafter, 100% to the General Partner.

For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's records are maintained on the accrual basis of accounting, and its fiscal year coincides with the calendar year.

Restricted Cash

In connection with the June 30, 1993 refinancing of the mortgage debt, a debt service reserve in the amount of $3.0 million was required to be held by the lender. In addition, the loan agreement requires that to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to a mortgage escrow account (the "Mortgage Escrow"). The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A, and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is reserved in the Mortgage Escrow and applied annually, 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million. This amount will be applied toward principal amortization in 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses

Revenues represent house profit of the Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotels to MHSI. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents gross Hotel sales less property-level expenses, excluding depreciation and amortization, base management fees, real and personal property taxes, ground and equipment rent, insurance and certain other costs, which are disclosed in the statement of operations (see Note 3).

On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property-level revenues and operating expenses of its hotels from its statements of operations.

Property and Equipment

Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

         Land improvements                   40 years
         Buildings and improvements          40 years
         Leasehold improvements              40 years
         Furniture and equipment        4 to 10 years

All property and equipment is pledged as security for the mortgage debt described in Note 6.

The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual hotel basis will be less than their net book value. If the property is impaired, its basis is adjusted to fair market value.

Deferred Financing and Organization Costs

Deferred financing costs represent the costs incurred in connection with obtaining the Mortgage Debt and are being amortized over the term thereof. Organization costs incurred in the formation of the Partnership were amortized on a straight-line basis over five years. Organization costs were fully amortized and removed from the Partnership's accounts as of December 31, 1995. As of December 31, 1997 and 1996, accumulated amortization of deferred financing costs totaled $1,995,000 and $1,715,000, respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of less than three months at date of purchase to be cash equivalents.

Income Taxes

Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income (loss) for financial reporting purposes and the net income (loss) reported in the Partnership's tax return. These differences are primarily due to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in net Partnership liabilities over the net liabilities reported in the accompanying financial statements is $3,462,000 and $5,650,000 as of December 31, 1997 and 1996, respectively.

Statement of Financial Accounting Standards

In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on the financial statements.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 3.    REVENUES

Revenues consist of Hotel operating results for the three years ended December 31, (in thousands):

                                    1997     1996     1995
                                   -------  -------  -------
HOTEL SALES
 Rooms...........................  $48,427  $43,621  $40,201
 Food and beverage...............   22,900   22,058   20,716
 Other...........................    3,994    3,864    3,876
                                   -------  -------  -------
                                    75,321   69,543   64,793
                                   -------  -------  -------
HOTEL EXPENSES
 Departmental direct costs
   Rooms.........................   12,063   11,333   10,638
   Food and beverage.............   17,464   17,172   16,439
 Other hotel operating expenses..   19,095   18,664   18,001
                                   -------  -------  -------
                                    48,622   47,169   45,078
                                   -------  -------  -------

REVENUES.........................  $26,699  $22,374  $19,715
                                   =======  =======  =======

NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31 (in thousands):

                                   1997       1996
                                 --------   --------

Land and improvements..........    14,265   $ 14,265
Buildings and improvements.....    95,477     94,368
Leasehold improvements.........    15,717     15,173
Furniture and equipment........    29,255     27,832
                                 --------   --------
                                  154,714    151,638
Less accumulated depreciation..   (46,561)   (40,360)
                                 --------   --------

                                 $108,153   $111,278
                                 ========   ========


NOTE 5.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are shown below. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                                                          As of December 31, 1997  As of December 31, 1996
                                                          -----------------------  -----------------------
                                                                       Estimated                Estimated
                                                           Carrying      Fair       Carrying      Fair
                                                            Amount       Value       Amount       Value
                                                          ----------  -----------  ----------  -----------

Mortgage debt...........................................    $122,014     $113,300    $128,745     $117,231
Debt service guarantee and related interest
 payable to Host Marriott Corporation...................    $ 19,762     $ 17,600    $ 18,600     $  7,800
Note payable and related interest due to
 the General Partner....................................    $  2,804     $    800    $  2,615     $    743
Deferred purchase debt and related interest payable to
 Host Marriott Corporation..............................    $    676     $    450    $    675     $    384

The estimated fair value of mortgage debt obligations is based on the expected future debt service payments discounted at estimated market rates. Notes and other payables due to Host Marriott and affiliates are valued based on the expected future payments from operating cash flow discounted at risk-adjusted rates.


NOTE 6.  DEBT

Mortgage Debt

On June 30, 1993, the General Partner completed a restructuring of the Partnership's first mortgage (the "Mortgage Debt"). Pursuant to the terms of the restructuring, the original Mortgage Debt of $128 million was divided into two notes, Note A with a principal balance of $85 million and Note B with a principal balance of $43 million, which mature on December 15, 1999. In addition, interest rate swap termination costs of $9.3 million relating to the original Mortgage Debt were established as Note C with a maturity date of December 15, 2010. The Partnership paid $12.3 million to the lender which was applied as follows: $7.6 million to the interest due through closing, $3.0 million to fund a new debt service reserve (the "Reserve"), $1.0 million as a loan extension fee, and $.7 million to principal. The 1992 purchase price adjustment made by Host Marriott to the Partnership was applied toward the scheduled interest payment and to partially fund the Reserve. The remainder of the payment was funded by a $2.0 million loan from the General Partner and from the Partnership's operating cash account funds. The loan from the General Partner bears interest at the prime lending rate plus 1% and matures on June 30, 2008.

Interest on Note A accrues at a floating rate, as elected by the Partnership, equal to one percentage point over either one, two, three or six-month London Interbank Offered Rate ("LIBOR"). Principal amortization of $600,000 was required in 1993 escalating annually to $1 million in 1998. To the extent that operating profit is not sufficient to fund required Note A interest and principal, then necessary funds will be drawn from the Reserve. The weighted-average effective interest rate on Note A was 6.7% and 6.2% for 1997 and 1996, respectively. Interest on Note B accrues at LIBOR. To the extent that operating profit is not sufficient to fund Note B interest in any fiscal year, then Note B interest is limited to cash available after payment of Note A principal and interest. Unpaid Note B interest for any fiscal year is forgiven. The weighted-average effective interest rate on Note B was 5.7% and 5.5% for 1997 and 1996, respectively. In addition, to the extent that there was cash available after payment of principal and interest on Note A and interest on Note B, then such remaining cash was split 50% to the Partnership and 50% to the Mortgage Escrow. The Mortgage Escrow was applied annually 50% to the payment of additional principal on Note A and 50% to the principal on Note B, until the Partnership received a cumulative amount equal to $7,352,000. The Partnership reached this cumulative amount in September 1996. Thereafter, 100% of remaining cash flow is reserved in the Mortgage Escrow and applied annually, 25% to Note A and 75% to Note B. At December 31, 1997, the balance of the Mortgage Escrow was $11.6 million and is included in the accompanying balance sheet. Note C bears no interest and has no required principal amortization prior to its maturity.

The Mortgage Debt is secured by first mortgages on each of the Hotels, the Partnership's interest in the Fullerton Hotel ground lease, the land on which the remaining Hotels are located, the Partnership's interest in the Fairview Park Hotel parking garage lease, a security interest in all of the personal property associated with each Hotel, a security interest in the Partnership's rights under the management and purchase agreement and a security interest in the Partnership's deposit accounts.

Scheduled amortization and maturities of the Mortgage Debt at December 31, 1997 are (in thousands):

             1998..............  $  1,000
             1999..............   111,678
             2000..............         0
             2001..............         0
             2002..............         0
          Thereafter...........     9,336
                                 --------
                                 $122,014
                                 ========

As of December 31, 1993, Host Marriott's debt service guarantee on the original Mortgage Debt totaling $13 million was fully exhausted. Advances under the guarantee bear interest at the prime lending rate plus one-half percentage point. For 1997 and 1996, the weighted-average effective interest rate was 8.9% and 8.8%, respectively. These advances will be repaid from available cash flow after payments of ground rent, Mortgage Debt Service, Partnership administrative expenses in excess of Partnership interest income and retention by the Partnership of an amount equal to 10% of the partners' contributed capital, as defined. During 1997, no amounts were repaid to Host Marriott pursuant to the debt service guarantees. In addition, the General Partner has provided a foreclosure guarantee to the lender in the amount of $25 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure on the Hotels and only to the extent that the gross proceeds from the foreclosure sale were less than $25 million.

Deferred Purchase Debt

The Deferred Purchase Debt bears interest at 10% per annum and was due July 1, 1992. The note was required to be repaid from, and is secured by, the proceeds of the Investor Notes which were due through June 20, 1992. Investor Notes outstanding as of December 31, 1997 represent payments due from defaulters and related interest payable under such notes. As a result of the Partnership's failure to collect the Investor Notes in full, and subsequent failure to repay the Deferred Purchase Debt in full, the Partnership is currently in default under the terms of the Deferred Purchase Debt agreements. Host Marriott has the right to perfect a security interest in the Units securing the defaulted Investor Notes. However, Host Marriott agreed not to foreclose on its interest in the Units prior to the earlier of the sale of the Hotels or January 1, 1998. As of April 8, 1998, Host Marriott has not exercised its option to foreclose on its interest in the Units. Total accrued interest on the Deferred Purchase Debt at December 31, 1997 and 1996, was $47,000 and $42,000, respectively.


NOTE 7.  MANAGEMENT AGREEMENT

The Partnership entered into a hotel management agreement on the Initial Closing Date with MII to manage the Hotels for an initial 20-year term expiring December 31, 2009. During 1996, MII assigned all of its interest in the hotel management agreement to MHSI, a wholly-owned subsidiary of MII. MHSI has the option to renew the hotel management agreement on one or more of the Hotels for up to five successive 10-year terms (four successive 10-year terms for the Fullerton Hotel). MHSI earns a base management fee equal to 3% of gross sales.

In connection with the 1993 loan restructuring, the hotel management agreement was modified. During the restructured loan term, no incentive management fees will be accrued by the Partnership or be considered earned by the manager until the entire mortgage principal balance, together with accrued interest, is paid in full. No incentive management fees have been paid to MHSI since the inception of the Partnership.

Pursuant to the terms of the hotel management agreement, MHSI is required to furnish the Hotels with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in the Marriott full-service hotel system. Chain Services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full-service hotels managed, owned or leased by MII or its subsidiaries. In addition, the Hotels also participate in Marriott's Rewards Program ("MRP") which succeeded the Marriott Honored Guest Awards Program. The cost of this program is charged to all hotels in the Marriott full-service hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $3,874,000 for 1997, $3,497,000 for 1996, $3,316,000 for 1995.

Pursuant to the terms of the hotel management agreement, the Partnership is required to provide MHSI with working capital and supplies to meet the operating needs of the Hotels. MHSI converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by MHSI. Upon termination of the hotel management agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by MHSI are not reflected in the Partnership's balance sheet. A total of $4,500,000 was advanced to MHSI for working capital and supplies of which $600,000 was returned to the Partnership during 1995, $50,000 was returned during 1996 and $41,000 was returned in 1997 leaving a balance of $3,900,000, $3,850,000 and $3,809,000 as of December 31,
1995, 1996 and 1997, respectively, which is included in Due from Marriott Hotel Services, Inc. in the accompanying balance sheet. The supplies advanced to MHSI are recorded at their estimated net realizable value. At December 31, 1997 and 1996, accumulated amortization related to the revaluation of these supplies totaled $473,000.

The hotel management agreement provides for the establishment of a property improvement fund for each Hotel. Contributions to the property improvement fund are equal to a percentage of gross Hotel sales. Contributions to the fund for the Fairview Park, Southfield, Livonia and Fullerton Hotels were 3% for the years 1995 through 1999 and 4% for the year 2000 and thereafter. The Dayton Hotel contributes 4% annually. Annual contributions at the Research Triangle Park Hotel were 3% through 1997 and will be 4% in 1998 and thereafter.
Aggregate contributions to the property improvement fund amounted to $2,442,000, $2,258,000 and $2,104,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


NOTE 8.  GROUND LEASES

The Partnership leases the land on which the Fullerton Hotel is located. The initial term expires in 2019 with four successive 10-year renewals at the Partnership's option. The lease provides for percentage rental equal to 4% of gross room sales for each year. Prior to October 1995, the lease provided for percentage rent equal to 2% of gross room sales. Ground rent expense incurred for this lease for the years ended December 31, 1997, 1996 and 1995 was $199,000, $185,000 and $99,000, respectively. The Partnership also leases the land on which the Fairview Park Hotel parking garage is located. The lease expires in 2085 and requires a nominal rental of $1 per year.

                       CONDENSED STATEMENT OF OPERATIONS
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)


                                                                TWELVE WEEKS ENDED
                                                              MARCH 27,   MARCH 28,
                                                                 1998        1997
                                                              ----------  ----------

REVENUES
 Hotel revenues (Note 4)....................................    $ 6,877     $ 5,524
                                                                -------     -------

OPERATING COSTS AND EXPENSES
 Depreciation and amortization..............................      1,381       1,428
 Base management fees due to Marriott Hotel Services, Inc...        552         486
 Property taxes and other...................................        682         610
                                                                -------     -------
                                                                  2,615       2,524
                                                                -------     -------

OPERATING PROFIT............................................      4,262       3,000
 Interest expense...........................................     (1,922)     (2,167)
 Interest income............................................        144          30
                                                                -------     -------

NET INCOME..................................................    $ 2,484     $   863
                                                                =======     =======

ALLOCATION OF NET INCOME
 General Partner............................................    $    25     $     9
 Limited Partners...........................................      2,459         854
                                                                -------     -------

                                                                $ 2,484     $   863
                                                                =======     =======

NET INCOME PER LIMITED PARTNER UNIT
 (414 Units)................................................    $ 5,940     $ 2,063
                                                                =======     =======

                 See Notes To Condensed Financial Statements.

                            CONDENSED BALANCE SHEET
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                                 (IN THOUSANDS)

                                                                   MARCH 27,   DECEMBER 31,
                                                                      1998        1997
                                                                   ---------   -----------
                                                                  (UNAUDITED)
                                     ASSETS
 Property and equipment, net.....................................  $107,233      $108,153
 Mortgage escrow.................................................    13,417        11,624
 Due from marriott hotel services, inc...........................     5,250         3,714
 Debt service reserve fund.......................................     3,000         3,000
 Property improvement fund.......................................     1,867         1,667
 Deferred financing costs, net...................................       472           536
 Cash and cash equivalents.......................................     1,099         1,137
                                                                   --------      --------

      Total Assets...............................................  $132,338      $129,831
                                                                   ========      ========

                       LIABILITIES AND PARTNERS' DEFICIT

LIABILITIES
   Mortgage debt.................................................  $121,783       $122,014
   Debt service guarantee and related interest payable to
    Host Marriott Corporation....................................    20,038         19,762
   Note payable and related interest due to the General Partner..     2,849          2,804
   Deferred purchase debt and related interest payable to
    Host Marriott Corporation....................................       691            676
   Accounts payable and accrued expenses.........................       972          1,054
                                                                   --------       --------

      Total Liabilities..........................................   146,333        146,310
                                                                   --------       --------

 PARTNERS' DEFICIT
   General partner
    Capital contributions net of offering costs of $15...........       403            403
    Capital distributions........................................       (98)           (98)
    Cumulative net losses........................................      (394)          (419)
                                                                   --------       --------
                                                                        (89)          (114)
                                                                   --------       --------
   Limited Partners
    Capital contributions net of offering costs of $4,785........    35,830         35,830
    Interest notes receivable....................................      (966)          (966)
    Capital distributions........................................    (9,738)        (9,738)
    Cumulative net losses........................................   (39,032)       (41,491)
                                                                   --------       --------
                                                                    (13,906)       (16,365)
                                                                   --------       --------

      Total Partners' Deficit....................................   (13,995)       (16,479)
                                                                   --------      --------

                                                                   $132,338      $129,831
                                                                   ========      ========

                  See Notes to Condensed Financial Statements.

                       CONDENSED STATEMENT OF CASH FLOWS
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                     TWELVE WEEKS ENDED
                                                          MARCH 27,       MARCH 28,
                                                            1998             1997
                                                     -------------------  ----------
OPERATING ACTIVITIES
 Net income........................................             $ 2,484     $   863
 Noncash items.....................................               1,780       1,819
 Change in operating accounts......................              (1,618)       (655)
                                                                -------     -------

     Cash provided by operating activities.........               2,646       2,027
                                                                -------     -------

INVESTING ACTIVITIES
 Additions to property and equipment, net..........                (460)     (1,120)
 Change in property improvement fund...............                (200)        717
                                                                -------     -------

     Cash used in investing activities.............                (660)       (403)
                                                                -------     -------

FINANCING ACTIVITIES
 Mortgage escrow...................................              (1,793)     (1,191)
 Payment of mortgage debt..........................                (231)       (223)
                                                                -------     -------

     Cash used in financing activities.............              (2,024)     (1,414)
                                                                -------     -------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...                 (38)        210

CASH AND CASH EQUIVALENTS at beginning of period...               1,137       2,762
                                                                -------     -------

CASH AND CASH EQUIVALENTS at end of period.........             $ 1,099     $ 2,972
                                                                =======     =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage interest...................             $ 1,430     $ 1,858
                                                                =======     =======

                  See Notes To Condensed Financial Statements.

                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. The accompanying condensed financial statements have been prepared by Marriott Diversified American Hotels, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 in the Partnership's Form 10.

   In the opinion of the Partnership, the accompanying condensed unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of March 27, 1998, and the results of operations and cash flows for the twelve weeks ended March 27, 1998 and March 28, 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

2. The Partnership owns and operates the Marriott Research Triangle Park, Southfield Marriott, Detroit Marriott at Livonia, Fullerton Marriott, Fairview Park Marriott and Dayton Marriott. The sole general partner of the Partnership, with a 1% interest, is Marriott Corporation (the "General Partner"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The remaining 99% interest in the Partnership is owned by the limited partners.

3. For financial reporting purposes, net income of the Partnership is allocated 99% to the Limited Partners and 1% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets and differences in the timing of recognition of incentive management fee expense.

4. Hotel revenues represent house profit of the Partnership's Hotels since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotels to Marriott Hotel Services, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes, ground rent, insurance and other costs, which are disclosed separately in the condensed statement of operations.

   Partnership revenues generated by the Hotels consist of (in thousands):

                                        Twelve Weeks Ended
                                       March 27,  March 28,
                                         1998       1997
                                       ---------  ---------
   HOTEL REVENUES
     Rooms...........................    $12,246    $10,781
     Food and beverage...............      5,218      4,569
     Other...........................        952        869
                                         -------    -------
                                          18,416     16,219
                                         -------    -------
   HOTEL EXPENSES
     Departmental direct costs
      Rooms..........................      2,960      2,681
      Food and beverage..............      4,027      3,753
     Other hotel operating expenses..      4,552      4,261
                                         -------    -------
                                          11,539     10,695
                                         -------    -------

   HOTEL REVENUES....................    $ 6,877    $ 5,524
                                         =======    =======

5. Certain reclassifications were made to the prior year financial statements to conform to the 1998 presentation.

6. On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

   The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property-level revenues and operating expenses of its hotels from its statements of operations.

7. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors has authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999.

   As part of the REIT reorganization, Host Marriott has formed an operating partnership (the "Operating Partnership"). The Operating Partnership is proposing to acquire by merger (the "Mergers") eight limited partnerships that own full-service hotels in which Host Marriott or its subsidiaries are general partners, including the Partnership. As more fully described in the registration statement filed with the Securities and Exchange Commission on June 2, 1998, limited partners of those partnerships that participate in the Mergers will receive either units or, at their election, unsecured notes issued by the Operating Partnership in exchange for their partnership interests in the Partnerships.

   Consummation of the REIT reorganization is subject to significant contingencies that are outside the control of Host Marriott, including final Board approval, consent of shareholders, partners, bondholders, lenders, and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT reorganization will be completed or that it will be effective as of January 1, 1999.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None


ITEM 15.  FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND EXHIBITS

          (a) The financial statements filed as a part of this Form 10 are listed in item 13 on Page 2.

              Supplementary Financial Statement Schedule -         Page
                Marriott Diversified American Hotels, L.P.         ----


               III.  Real Estate and Accumulated Depreciation     43-44

Schedules I through V inclusive, other than those listed above, are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

Exhibit #                                 Description
---------                                 -----------

   3.a. Amended and Restated Agreement of Limited Partnership of Marriott Diversified American Hotels, L.P. dated February 7, 1990.

  10.a. Amended and Restated Loan Agreement Between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association dated June 30, 1993.

  10.b. First Amendment of Amended and Restated Loan Agreement by dated October 17, 1994 by and between NationsBank of Georgia, National Association and Marriott Diversified American Hotels, L.P.

  10.c. Cash Collateral Agreement dated as of June 30, 1993, by and between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

  10.d. First Amendment to Cash Collateral Agreement dated July 22, 1994 by and between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

  10.e. Reaffirmation of Foreclosure Guarantee dated as of June 30, 1993 executed and delivered by Marriott MDAH ONE CORPORATION in favor of NationsBank of Georgia, National Association.

  10.f. Amended and Restated Line of Credit and Reimbursement Agreement on June 30, 1993 by and among Marriott Corporation, MDAH ONE CORPORATION and Marriott Diversified American Hotels, L.P.

  10.g. Series A Promissory Note dated December 15, 1992 between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

  10.h. Series B Promissory Note dated December 15, 1992 between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

  10.i. Series C Promissory Note dated December 15, 1992 between Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

  10.j. Amended and Restated Management Agreement by and between Marriott International, Inc. and Marriott Diversified American Hotels, L.P. dated June 30, 1993.

Exhibit #                                 Description
---------                                 -----------

   10.k. Amended and Restated Assignment of Management Agreement made June 30, 1993 by and among Marriott Diversified American Hotels, L.P., Marriott International Inc. and, NationsBank of Georgia, National Association.

   10.l. First Amendment to Amended and Restated Assignment of Management Agreement dated as of July 22, 1994 by and among Marriott Diversified American Hotels, L.P. and Marriott International Inc. and NationsBank of Georgia, National Association.

   10.m. $2,000,000 Promissory Note dated June 30, 1993 by and between Marriott Diversified American Hotels, L.P. and MDAH ONE CORPORATION.

   10.n. $13,000,000 Promissory Note dated June 30, 1993 by and between Marriott Diversified American Hotels, L.P. and MDAH ONE CORPORATION.

   10.o. Assignment of Closing and Indemnity Agreement made on June 30, 1993 by and among Marriott Diversified American Hotels, L.P., Marriott Corporation and NationsBank of Georgia, National Association.

   10.p. Subordination Agreement dated as of June 30, 1993 by and among Marriott MDAH ONE CORPORATION, Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

   10.q. Subordination Agreement dated as of June 30, 1993 by and among Marriott Corporation, Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

   10.r. Subordination Agreement dated as of June 30, 1993 by and among Marriott International, Inc., Marriott Diversified American Hotels, L.P. and NationsBank of Georgia, National Association.

   27.    Financial Data Schedule.

          (b) Reports on Form 8-K.  No reports on Form 8-K were filed during
              1997.

                                  SCHEDULE III
                                   Page 1 of 2
                     MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                      REAL ESTATE AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                               Initial Costs
                                           ---------------------
                                                                   Subsequent
                                                    Building and     Costs
        Description          Encumbrances   Land    Improvements  Capitalized
---------------------------  ------------  -------  ------------  ------------

Research Triangle Park
 Marriott                                  $ 1,831      $ 11,352       $  281
Morrisville,
North Carolina

Southfield Marriott                          1,644        13,850          976
Southfield, Michigan

Livonia Marriott                             1,663        13,334        1,036
Livonia, Michigan

Fullerton Marriott                              --        13,609          647
Fullerton, California

Fairview Park Marriott                       4,921        36,570        3,460
Falls Church, Virginia

Dayton Marriott                              1,353        19,916         (984)
                                           -------      --------       ------
Dayton, Ohio

  Total                          $122,014  $11,412      $108,631       $5,416
                                 ========  =======      ========       ======


                              Gross Amount at December 31,
                                         1997
                            -------------------------------
                                                                             Date of
                                     Building and            Accumulated  Completion of    Date    Depreciation
        Description          Land    Improvements   Total    Depreciation  Construction  Acquired      Life
--------------------------- -------  ------------  --------  ------------  ------------  --------  ------------
Research Triangle Park      $ 1,831      $ 11,633  $ 12,797       $ 2,556          1988      1990    40 years
 Marriott
Morrisville, North Carolina

Southfield Marriott           1,644        14,826    16,310         3,258          1989      1990    40 years
Southfield, Michigan

Livonia Marriott              1,663        14,370    15,808         3,158          1989      1990    40 years
Livonia, Michigan

Fullerton Marriott               --        14,256    15,682         3,132          1989      1990    40 years
Fullerton, California

Fairview Park Marriott        4,921        40,030    44,036         8,796          1989      1990    40 years
Falls Church, Virginia

Dayton Marriott               1,353        18,932    20,826         4,160          1982      1990    40 years
                            -------      --------  --------       -------
Dayton, Ohio

  Total                     $11,412      $114,047  $125,459       $25,060
                            =======      ========  ========       =======

                                  SCHEDULE III
                                  PAGE 2 OF 2
                   MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

Notes:                                      1995      1996      1997
--------                                  --------  --------  --------
(a)  The changes in the total cost of land,
     buildings and improvements for the
     three years ended December 31, 1997
     are as follows:

  Balance at beginning of year..........  $121,240  $121,685  $123,806
     Capital Expenditures...............       445     2,121     1,653
     Dispositions.......................        --        --        --
                                          --------  --------  --------
  Balance at end of year................  $121,685  $123,806  $125,459
                                          ========  ========  ========
(b)  The changes in accumulated depreciation and amortization for the three years ended December 31, 1997 were as follows:
  Balance at beginning of year..........  $ 14,981  $ 18,126  $ 21,507
     Depreciation.......................     3,145     3,381     3,553
     Disposition and other..............        --        --        --
                                          --------  --------  --------
  Balance at end of year................  $ 18,126  $ 21,507  $ 25,060
                                          ========  ========  ========

(c) The aggregate cost of land, buildings and improvements for Federal income tax purposes was approximately $125 million at December 31, 1997.


                                  SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of June 1998.



                                    MARRIOTT DIVERSIFIED AMERICAN HOTELS, L.P.

                                    BY:  Marriott MDAH One Corporation
                                         General Partner



                                    /s/ Patricia K. Brady
                                    -------------------------------------------
                                    Patricia K. Brady
                                    Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the date indicated above.

Signature                           Title
                                    (Marriott MDAH One Corporation)

/s/ Bruce F. Stemerman              President and Director
---------------------------         (Principal Executive Officer)
Bruce F. Stemerman


/s/ Christopher G. Townsend         Vice President, Secretary and Director
---------------------------
Christopher G. Townsend


/s/ Patricia K. Brady               Vice President and Chief Accounting Officer
---------------------------
Patricia K. Brady


/s/ Bruce Wardinski                 Treasurer
---------------------------
Bruce Wardinski